SECU[illegible] 04014216 [illegible]MMISSION
Washington, D.C. [illegible]

AM 1/3/2005 **

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
DEC 3 0 2004
WASH. D.C. SECTION

SEC FILE NUMBER
8- 53567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/03 AND ENDING 10/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Waterhouse Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Green Street
(No. and Street)

Jersey City NJ 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Guaneri 212-908-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Guaneri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Waterhouse Capital Markets, Inc., as of October 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

Sworn to me this 23 day of December, 2004

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

AARON KLEIN
Notary Public, State of New York
No. 01KL6072246
Qualified in Kings County
Commission Expires April 1, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Waterhouse Capital Markets, Inc.

Statement of Financial Condition
October 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
TD Waterhouse Capital Markets, Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of TD Waterhouse Capital Markets, Inc. at October 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 22, 2004

TD Waterhouse Capital Markets, Inc.
Statement of Financial Condition
October 31, 2004

Assets			
Cash			$ 497,377
Securities owned, at market value, held at clearing broker			
U.S. government and agency obligations	$	13,499,075	
Corporate stocks		1,748,816	
			15,247,891
Receivable from affiliated clearing broker			472,741
Receivable from clearing organization			232,169
Receivable from affiliate			16,828
Deposits with clearing organization			400,000
Membership in exchange (market value $3,000)			28,000
Furniture and equipment, at cost, less accumulated depreciation of $218,559			245,207
Other assets			245,854
Total assets			$ 17,386,067
Liabilities and stockholder's equity			
Liabilities			
Securities sold, not yet purchased, at market value			$ 785,749
Payable to affiliate			256,540
Accounts payable, accrued expenses and other liabilities			6,256,780
			7,299,069
Commitments and contingent liabilities (Notes 4 and 8)			
Subordinated borrowing			2,000,000
Stockholder's equity			
Common stock, $.01 par, 1,000 shares authorized, 100 shares issues and outstanding			1
Additional paid-in capital			499,999
Retained earnings			7,586,998
			8,086,998
Total liabilities and stockholder's equity			$ 17,386,067

The accompanying notes are an integral part of this financial statement.

1. **Organization and Significant Accounting Policies**

TD Waterhouse Capital Markets, Inc. (the "Company") operates as a Boston Stock Exchange, Inc. ("BSE") specialist in listed securities and a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded on the NASDAQ Stock Market and the OTC Bulletin Board. The Company is a securities brokerage firm registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the BSE. The Company is a wholly owned subsidiary of TD Waterhouse Group, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of TD Bank.

Securities owned and securities sold, not yet purchased, which consist of treasury bills and OTC and listed securities, are carried at market value based on quoted market prices and are recorded on a trade date basis. Principal transactions are also recorded on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis generally using estimated useful lives of two to five years.

The membership in exchange is carried at cost.

Management estimates that the carrying value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and borrowings) approximates their fair value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. **Furniture and Equipment**

Furniture and equipment is comprised of the following:

Computer equipment	$ 417,159
Furniture and fixtures	46,607
	463,766
Less: accumulated depreciation	(218,559)
	$ 245,207

The accompanying notes are an integral part of this financial statement.

3. Related Party Transactions

Transactions with affiliated clearing broker
The Company clears a portion of its securities transactions through an affiliated clearing broker on a fully disclosed basis.

The affiliated clearing broker is responsible for collecting trading revenue, commissions and related fees from customers and generally remits such amounts, net of clearing fees charged, to the Company within thirty days. The net amount receivable from the affiliated clearing broker of $472,741 at October 31, 2004 represents the net of the current month's activity.

The Parent offers a profit-sharing plan to eligible employees of the Company. The Parent also offers a 401(k) plan to eligible employees of the Company.

TD Bank offers phantom share plans to certain employees of the Company. Under these plans, participants are granted phantom share units equivalent to TD Bank's common stock that generally vest over three to four years. At the maturity date, the participant receives cash representing the value of the phantom share units or the appreciation in the value of the phantom share units.

An affiliate performs certain support services (e.g., accounting, marketing, legal, human resources) for the Company, for which the Company is not charged.

4. Commitments and Contingent Liabilities

In the normal course of conducting its securities business, the Company has been named as a defendant in certain lawsuits, claims and legal actions. In the opinion of management, after consultation with outside legal counsel, the ultimate outcome of pending litigation and inquiries will not have a material adverse effect on the financial condition or results of operations of the Company.

5. Net Capital Requirements

As a registered broker-dealer and a NASD member, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness.

At October 31, 2004, the Company had net capital of $7,774,834, which was $6,774,834 in excess of required net capital.

6. Subordinated Borrowing

The borrowing under a subordinated agreement at October 31, 2004, is as follows:

Subordinated note with Parent, 2.88%, due June 30, 2007	$ 2,000,000

All interest on the subordinated note is payable on June 30, 2007, the maturity date of the subordinated note.

The subordinated borrowing is available in computing net capital under the Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. Income Taxes

The Company files consolidated Federal and State income tax returns with the Parent

The Company is subject to a tax allocation agreement entered into with and among its Parent and related affiliates. Such agreement requires the Company to pay the Parent payments in lieu of tax at a rate equal to the effective tax rate of the consolidated group as applied to its income before Federal, state and local income taxes.

The Parent requires payment from the Company on a current basis for deferred tax liabilities and reimburses the Company on a current basis for deferred tax assets. As of October 31, 2004, all amounts due to or from the Parent for income taxes, including deferred taxes are included in payable to affiliate.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

Securities transactions for brokerage customers are introduced by the Company and cleared through an affiliated clearing broker on a fully disclosed basis. The Company engages in various brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the financial statements for these transactions.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.